Exhibit 99.1

For immediate release

May 27, 2014 – 10:00 a.m. CET

DELHAIZE GROUP RELEASES 2013 SUSTAINABILITY PROGRESS REPORT

Delhaize Group’s 2013 accomplishments underscore progress toward

Company’s 2020 ambition – to be “Supergood” sustainability leaders.

Brussels, Belgium, May 27, 2014 – Delhaize Group (NYSE Euronext Brussels: DELB – NYSE: DEG,) the international food retailer serving communities in nine countries, published its 2013 Sustainability Progress Report today online at http://sustainabilityreport.delhaizegroup.com.

The report details the company’s progress in addressing important dynamics of climate change, resource scarcity and consumer health needs within its industry for its local communities. The achievements bring Delhaize Group another step closer to its 2020 ambition, as defined in its “Supergood” Sustainability Strategy launched in 2012.

“Our 2020 ambition is to be sustainability leaders – to be “Supergood” – in all our markets, through full commitment to sustainable private brand products, waste reduction, healthier lifestyles, and employment of a diverse associate base,” said Frans Muller, President and CEO of Delhaize Group.

2013 achievement highlights:

•	Sustainable private brands: Delhaize Group made important strides in supporting sustainable agriculture and healthier eating. One example is Alfa Beta’s launch of its sustainable seafood initiative, ensuring that its fresh seafood will be 100% sustainably sourced. A second example is the fact that our percentage of Global Food Safety Initiative (GFSI)-certified private brand suppliers rose to 82%.

•	Zero waste: Delhaize Group succeeded in reducing waste through innovations in its operations world-wide. For example, its Delhaize America banners reduced their waste sent to landfill by 19% and the average Group-wide recycling rate increased to 56%.

•	Everyday practices: Delhaize Group took responsibility for minimizing one of the industry’s largest contributors to climate change – refrigeration emissions. It installed state-of-the-art transcritical CO2 refrigeration systems in two stores (one in Belgium and one in the U.S.) to test how the Group can dramatically reduce its climate change impact from refrigeration. The company reduced emissions from refrigerants by 8% per square meter in 2013 alone.

•	Employment of a diverse associate base: Delhaize Group is being recognized for employing a diverse associate population that represents its surrounding communities. For example, the Human Rights Campaign recognized Delhaize America as one of the best places to work in the U.S.

“These are the kinds of examples that embody our values of integrity and determination, and our intention to do what is right,” said Delhaize Group President and CEO Frans Muller. “I am encouraged by the progress Delhaize Group made in 2013 in addressing the concerns that matter most to local customers and the communities we serve.”

This year, the report separates a short summary of overall Group results from distinct “bite-sized” chapters for each Operating Company. Read the full report online here: http://sustainabilityreport.delhaizegroup.com.

This press release is available in English, French and Dutch on Delhaize Group’s website www.delhaizegroup.com/. Delhaize Group also has a sustainability blog “Feed Tomorrow,” available at blog.delhaizegroup.com/.

Questions can be sent to sustainability@delhaizegroup.com.

About Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of the first quarter of 2014, Delhaize Group’s sales network consisted of 3 520 stores. In 2013, Delhaize Group posted €20.9 billion ($27.8 billion) in revenues and €179 million ($237 million) in net profit (Group share). At the end of 2013, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Contacts

Charles Davis: +32 2 412 82 57, chdavis@delhaizegroup.com

Fatima Martins: +32 2 412 87 85, fmartins@delhaizegroup.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments